UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of December, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 21, 2012, FlatWorld Acquisition Corp. (the “Company”), filed its Ninth Amended and Restated Memorandum and Articles of Association, to become effective as of December 21, 2012, to eliminate the blank check company restrictions by deleting Article 24 (the “Business Transaction Articles”) in its entirety.

Submission of Matters to a Vote of Security Holders

On December 21, 2012, the Company held its special meeting (“Special Meeting”) of shareholders to approve an amendment to the Company’s Eighth Amended and Restated Memorandum and Articles of Association (its “Charter”).  The table below sets forth the total number of votes cast for or against, as well as the number of abstentions, as to the matter voted on at the Special Meeting.  The results of the Special Meeting were as follows:

For Proposal No. 1:  The Amendment Proposal — the approval of an amendment to the Company’s Charter to eliminate the blank check company restrictions by deleting Article 24 in its entirety (the “Amendment Proposal”);

For	Against	Abstentions
2,262,672	0	0

No other matters were submitted to shareholders for a vote during the Special Meeting.

Other Events

On December 21, 2012, the Company issued a press release announcing the results of its Special Meeting of shareholders.  Greater than the requisite seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy have voted in favor of the Amendment Proposal.  The Company has filed its Ninth Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) to become effective as of December 21, 2012. A copy of the Ninth Amended and Restated Memorandum and Articles of Association is attached as Exhibit 3.1 hereto.

On December 21, 2012, the Company entered into an agreement with FWC Management Services Ltd renewing the FWC Management Services Agreement dated December 9, 2010, a copy of which is attached as Exhibit 3.2 hereto.

Exhibits

(a) Exhibits.

Exhibit No.	Description

3.1	Ninth Amended and Restated Memorandum and Articles of Association

99.1	Press Release dated December 21, 2012
99.2	Amendment to FWC Management Services Agreement dated December 21, 2012

   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

December 21, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President